Exhibit 99.1

Press Release dated May 25, 2021

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Results for Q1, 2021

DUBLIN, Ireland (May 25, 2021)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2021.

Quarter 1 Results

Total revenues for Q1, 2021 were $25.6m which compares to $21.2m in Q1, 2020, an increase of 20.9% and which were broken down as follows:

	2020 Quarter 1	2021 Quarter 1	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	3,335	1,888	(43.4)%
Clinical Laboratory	17,842	23,706	32.9%
Total	21,177	25,594	20.9%

Point-of-Care revenues for Q1, 2021 decreased from $3.3m to $1.9m when compared to Q1, 2020, a decrease of 43.4%.  This was primarily due to a delay in the issue of HIV rapid test orders from Africa as a result of COVID-19.  We are seeing evidence of these COVID-19 driven delays abating and it is expected that Point-of-Care revenues will increase as 2021 progresses.

Clinical Laboratory revenues increased from $17.8m to $23.7m, which represents an increase of 32.9% compared to Q1, 2020. This increase was primarily due to strong sales of products within our COVID-19 related portfolio of products, with our PCR Viral Transport Media products continuing to be the most significant contributor to revenue within that portfolio.  This was partially offset by lower revenues in certain aspects of our business that have not yet returned fully to pre-Covid levels.  These include lower testing volumes at our Autoimmunity reference laboratory in New York and our Haemoglobins business which continues to be affected by the deferral of Diabetes instrument purchases as healthcare resources remain stretched by the pandemic.

Gross profit for Q1, 2021 increased from $9.3m to $10.9m when compared to Q1, 2020, a 17.6% increase. The gross margin of 42.6% for Q1, 2021 was lower than the 43.8% achieved in Q1, 2020, with the reduction contributed to by sales mix changes and downward pricing pressure on PCR Viral Transport Media and related collection products due to lower demand, with some customers stockpiling supplies in Q4, 2020, plus the impact of the roll out of vaccination programs on COVID-19 testing.

Research and Development expenses remained broadly flat at $1.4m, whilst primarily cost savings in selling related expenditures resulted in a slight decrease in Selling, General and Administrative (SG&A) expenses from $6.1m to $6.0m when compared to Q1 2020.

Operating profit for the quarter was $3.1m, which represents an increase of 81.8% on the $1.7m achieved in Q1, 2020 and was attributable to a higher gross profit, though this was slightly offset by higher indirect costs.

Financial income for the quarter showed a reduction primarily due to lower interest rates.  Meanwhile, Financial Expenses amounted to $1.2m which was in line with Q1, 2020.  Of this, $1.0m related to interest payable on the Company’s Exchangeable Notes, with the remaining $0.2m representing notional financing charges arising on leased assets (arising from IFRS16).  A further non-cash expense of $0.2m has been recognised separately for non-cash interest in relation to the Company’s Exchangeable Notes.

The profit after tax, before non-cash financial expenses & once-off items, for the quarter was $1.8m in comparison to $0.4m for the equivalent period last year.  This increase of $1.4m was primarily due to the higher operating profit this quarter.

The basic earnings per ADR (our equivalent to EPS) (excluding non-cash financial expenses & once-off items) for the quarter was 8.4 cents versus 1.7 cents in Q1, 2020.  Unconstrained diluted earnings per ADR for the quarter amounted to 10.1 cents, which compares to 5.3 cents in the equivalent quarter in 2020.

Earnings before interest, tax, depreciation, amortisation and share option expense (EBITDASO) for the quarter was $4.3m, and was made up as follows:

$m
Operating Profit	3.1
Depreciation	0.6
Amortisation	0.2
Share Option Expense	0.4
EBITDASO	4.3

Cash generated from operations during the quarter was $5.9m.  The Company received just over $1.7m of additional Paycheck Protection Program loans during Q1 2021.  The Company expects the vast majority of these to be forgiven in due course however, in line with prior policy, they are treated as short term liabilities at 31 March 2021.  Meanwhile during Q1 2021 the Company had capital expenditure cash outflows of $2.2m and payments for property leases of $0.7m.

New Product Update

HIV Point Of Care Screening – TrinScreen HIV

In March 2021 we announced that we had submitted the pre-qualification application to the World Health Organisation (“WHO”) for our HIV screening product, TrinScreen HIV.  This product, once approved, will allow the Company to build on its strong presence in HIV testing in Africa, with the Company having been the main confirmatory test provider over many years with its Uni-Gold™ HIV test.

It is expected that the WHO will take a number of months to consider the submission. The Company intends to use that time to prepare for automated manufacturing of the test at the Company’s facility in Ireland.

COVID-19 – Autoimmune Lab Testing

Multiple observations and newly released studies reveal that, in the sickest of patients with COVID-19, autoantibody production is common – a finding with a large potential impact on both acute patient care and recovery from infection.  Testing patients to determine their autoreactive profile may enable the identification of patients most likely experiencing dangerous immune responses that might benefit from aggressive autoimmune focused treatments.

In response, our autoimmune reference laboratory in New York has begun to offer a panel of tests for COVID-19 autoimmunity complications.  The laboratory intends to broaden its range of COVID-19 autoimmunity focused test panels including inflammation markers and cytokines.

COVID-19 Rapid Antibody Test

The Company is in the final stages of product validation in advance of an intended Emergency Use Authorisation (“EUA”) submission to the FDA.  The Company expects to submit an EUA application to the FDA by the end of Q2, 2021 as the pathway to permitting sales in the USA.

COVID-19 Rapid Antigen Test

The Company continues to progress development of a rapid COVID-19 antigen test.  This development program will also now include evaluation of performance against some of the more recent COVID-19 variant strains.  The Company intends to leverage its existing rapid infectious disease test design to expedite the development and validation timeframe and also generate scale efficiencies in manufacture & distribution.

Comments

Commenting on the results John Gillard, Chief Financial Officer stated “The Company delivered a strong quarter with operating profit (before once-off items) increasing over 80% to $3.1m compared to $1.7m in Q1 2020.  The Company also demonstrated strong cash generation, with a net cash increase of almost $5m during the quarter.”

Ronan O’Caoimh, Chief Executive Officer stated “We are pleased to have another profitable quarter with a 21% increase in sales compared to Q1 2020, primarily driven by strong sales within our COVID-19 related portfolio of products.

In addition, we continue to innovate and invest in Trinity Biotech’s future.  Our Autoimmunity reference laboratory has begun to offer a panel of tests for autoimmunity complications linked with COVID-19 and we expect to extend that range of tests over the coming months.  We also continue development work on our COVID-19 rapid antigen test.

In addition, during Q1 2021 we submitted our new HIV screening product, TrinScreen HIV to the WHO for approval.  The development of this product has been a strategic priority for Trinity Biotech over several years. Trinity Biotech has already earned a strong reputation in the HIV testing market in Africa with our HIV confirmatory test, Uni-Gold HIV. We expect that on approval of TrinScreen HIV by the WHO, Trinity Biotech will be ideally positioned to take a significant share of the HIV screening market in Africa given the excellent clinical performance of the product and our existing strong reputation in the HIV testing market in Africa.”

The above mentioned numbers are unaudited.

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Mar 31, 2021 (unaudited)	Three Months Ended Mar 31, 2020 (unaudited)

Revenues	25,594	21,177

Cost of sales	(14,681)	(11,901)

Gross profit	10,913	9,276
Gross profit %	42.6%	43.8%

Other operating income	1	14

Research and development expenses	(1,437)	(1,378)
Selling, general and administrative expenses	(6,019)	(6,085)
Indirect share based payments	(380)	(134)

Operating profit	3,078	1,693

Financial income	1	31
Financial expenses	(1,210)	(1,232)
Net financing expense	(1,209)	(1,201)

Profit before tax, once-off and non-cash items	1,869	492
Income tax expense	(105)	(129)
Profit after tax before once-off and non-cash items	1,764	363

Non-cash financial expense	(162)	(160)

Once-off items – closure costs	-	(2,425)

Profit/(loss) after tax	1,602	(2,222)

Earnings/(loss) per ADR (US cents)	7.7	(10.6)

Earnings per ADR (US cents)**	8.4	1.7

Diluted earnings/(loss) per ADR (US cents)	10.1 *	(4.2)*

Diluted earnings per ADR (US cents)**	10.1 *	5.3 *

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	20,901,703

Weighted average no. of ADRs used in computing diluted earnings per ADR	27,222,372	25,467,516

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.
** Excluding once-off charges & non-cash financial items.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Mar 31, 2021 US$ ‘000 (unaudited)	Dec 31, 2020 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	8,648	8,547
Goodwill and intangible assets	35,200	33,860
Deferred tax assets	4,205	4,185
Other assets	315	355
Total non-current assets	48,368	46,947

Current assets
Inventories	37,582	30,219
Trade and other receivables	14,864	22,668
Income tax receivable	2,888	3,086
Cash and cash equivalents	32,277	27,327
Total current assets	87,611	83,300

TOTAL ASSETS	135,979	130,247

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,213	1,213
Share premium	16,187	16,187
Treasury shares	(24,922)	(24,922)
Accumulated surplus	12,561	10,573
Translation reserve	(5,189)	(5,293)
Other reserves	23	23
Total deficit	(127)	(2,219)

Current liabilities
Income tax payable	389	154
Trade and other payables	30,881	26,488
Provisions	376	416
Total current liabilities	31,646	27,058

Non-current liabilities
Exchangeable senior note payable	84,045	83,884
Other payables	15,625	16,619
Deferred tax liabilities	4,790	4,905
Total non-current liabilities	104,460	105,408

TOTAL LIABILITIES	136,106	132,466

TOTAL EQUITY AND LIABILITIES	135,979	130,247

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Mar 31, 2021 (unaudited)	Three Months Ended Mar 31, 2020 (unaudited)

Cash and cash equivalents at beginning of period	27,327	16,400

Operating cash flows before changes in working capital	4,063	2,467
Changes in working capital	1,830	(1,396)
Cash generated from operations	5,893	1,071

Net interest and income taxes received	190	431

Capital expenditure and financing (net)	(2,196)	(2,756)

Payments for leases (IFRS 16)	(701)	(790)

Free cash flow	3,186	(2,044)

Payment of HIV/2 license fee	-	(1,112)

Proceeds received under Paycheck Protection Program	1,764	-

Cash and cash equivalents at end of period	32,277	13,244

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).